RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-2613833, 2023833 Fax: 03-2022633
Telex, MA 30022 Cable: Gentorel-Kuala Lumpur

RECEIVED
2008 OCT 14 A 7:15

8 October 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

[redacted]

BY FAX/COURIER

08005330

SUPPL

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement made by the Company pertaining to the Change in Boardroom.

2. Announcement made by the Company pertaining to the Change in Audit Committee.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

PROCESSED
OCT 15 2008
THOMSON REUTERS

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

10/14

Exemption No. 82-3229

BURSA MALAYSIA

Change in Boardroom

Initiated by RESORTS WORLD - COMMON on 08/10/2008 10:40:52 AM
Ownership transfer to RESORTS WORLD on 08/10/2008 10:41:26 AM
Submitted by RESORTS WORLD on 08/10/2008 05:41:13 PM
Reference No RW-081008-EBA8B
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	RESORTS WORLD BHD
* **Stock name**	RESORTS
* **Stock code**	4715
* **Contact person**	MS LOH BEE HONG
* **Designation**	COMPANY SECRETARY
* **Contact number**	03-23336121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company	
Date of change *	08/10/2008
Type of change *	Redesignation
Previous Position *	Non-Executive Director
New Position *	Non-Executive Director
Directorate *	Independent & Non Executive
Name *	Mr Quah Chek Tin
Age *	57
Nationality *	Malaysian
Qualifications *	1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science. 2. Fellow of the Institute of Chartered Accountants in England and Wales. 3. Member of the Malaysian Institute of Accountants.
Working experience and occupation *	Mr Quah Chek Tin began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director and Chief Operating Officer of the Company as well as an Executive Director of Genting Berhad prior to his retirement on 8 October 2008.
Directorship of public companies (if any) *	1. Genting Berhad 2. Asiatic Development Berhad 3. Paramount Corporation Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	He holds 5,000 ordinary shares in Resorts World Bhd.
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	Yes
Remarks	Mr Quah Chek Tin has been re-designated from Non-Independent Non-Executive Director to Independent Non-Executive Director of Resorts World Bhd with effect from 8 October 2008.

Exemption No. 82-3229

BURSA MALAYSIA

Change in Audit Committee

Initiated by RESORTS WORLD - COMMON on 08/10/2008 10:40:52 AM
Ownership transfer to RESORTS WORLD on 08/10/2008 10:41:26 AM
Submitted by RESORTS WORLD on 08/10/2008 05:41:14 PM
Reference No RW-081008-EBA81
Form Version V3.0

Submitted

Company Information

New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	RESORTS WORLD BHD
* **Stock name**	RESORTS
* **Stock code**	4715
* **Contact person**	MS LOH BEE HONG
* **Designation**	COMPANY SECRETARY
* **Contact number**	03-23336121
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of change *	08/10/2008
Type of change *	Redesignation
Previous Position *	Member of Audit Committee
New Position *	Member of Audit Committee
Directorate *	Independent & Non Executive
Name *	Mr Quah Chek Tin
Age *	57
Nationality *	Malaysian
Qualifications *	1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics and Political Science. 2. Fellow of the Institute of Chartered Accountants in England and Wales. 3. Member of the Malaysian Institute of Accountants.
Working experience and occupation *	Mr Quah Chek Tin began his career with Coopers & Lybrand, London before returning to Malaysia. He joined the Genting Group in 1979 and has served in various positions within the Group. He was an Executive Director and Chief Operating Officer of the Company as well as an Executive Director of Genting Berhad prior to his retirement on 8 October 2006.
Directorship of public companies (if any) *	1. Genting Berhad 2. Asiatic Development Berhad 3. Paramount Corporation Berhad
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	He holds 5,000 ordinary shares in Resorts World Bhd.
Composition of Audit Committee (Name and Directorate of members after change) *	(1) Tan Sri Datuk Clifford Francis Herbert (Chairman) Independent Non-Executive Director (2)Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member) Independent Non-Executive Director (3) Tan Sri Dr Lin See Yan (Member) Independent Non-Executive Director (4) Mr Quah Chek Tin (Member) Independent Non-Executive Director
Compliance with Paragraph 15.10 (1) (c) of the LR / Rule 15.09 (1)(c) of the MMLR (after change) *	Yes
Remarks	Mr Quah Chek Tin has been re-designated from Non-Independent Non-Executive Director to Independent Non-Executive Director of Resorts World Bhd with effect from 8 October 2008

END